Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Neptune Technologies & Bioressources Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN THAT that the annual and special meeting of the shareholders (the “Meeting”) of the Corporation will be held at Hotel Hilton Montréal-Laval, 2225, Autoroute des Laurentides, Laval, Québec, H7S 1Z6 on June 27, 2013 at 10:00 a.m., for the following purposes:

1.	To receive the financial statements of the Corporation for the financial year ended February 28, 2013 and the auditors’ report thereon;

2.	To elect the directors of the Corporation for the ensuing year;

3.	To appoint the auditors for the ensuing year and to authorize the directors of the Corporation to fix their compensation;

4.
To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying management proxy circular (“Circular”) and described in section “Particulars of Matters to be Acted Upon” under “Approval of Equity Incentive Plan”) confirming and approving the Corporation’s Equity Incentive Plan, as approved by the board of directors of the Corporation on January 30, 2013;

5.
To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in Circular and described in section “Particulars of Matters to be Acted Upon” under “Renewal of the Shareholders Rights Plan”) approving the Corporation’s Shareholder Rights Plan, as approved by the Board of Directors on May 9, 2013;

6.
To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in Circular and described in section “Particulars of Matters to be Acted Upon” under “Adoption of By-Law 2013-1”) to ratify the advance notice by-law, as approved by the Board of Directors on May 9, 2013; and

7.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SIGNED IN LAVAL, QUÉBEC, AS OF MAY 22, 2013

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Denis

Dr. Ronald Denis
Chairman of the Board of Directors

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established May 17, 2013 as the record date for the purpose of determining the Corporation’s shareholders which are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Management Proxy Circular.